Laura E. Binion
Senior Vice President and General Counsel

July 26, 2013

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Syniverse Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

Response dated June 19, 2013

File No. 1-32432

Dear Ms. Blye:

This letter sets forth the response of Syniverse Holdings, Inc. (“Syniverse” or the “Company”) to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated July 1, 2013, relating to the above-referenced filing. For your convenience, we have set forth the Staff’s original comment in italics immediately preceding the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to such terms in the Company’s response letter dated June 19, 2013.

1.	We note your response to comment 2 in our letter dated 5/23/2013. Please address materiality for us in quantitative terms, including the approximate dollar amounts of revenues, assets and liabilities derived from or attributable to your provision of services to your customers in connection with their transactions with persons or entities located in Cuba, Sudan or Syria, for the last three fiscal years and the subsequent interim period.

Response to Comment 1:

As stated in the Company’s response letter dated June 19, 2013, the Company receives revenues from providing DCH, FCH, network, messaging and ancillary services to its customers. In addition, the Company does not have any contractual relationships with, maintains no offices or employees in, and does not provide any of these services to any person or entity in Cuba, Sudan or Syria. Hence, the Company does not derive any revenue, assets or liabilities from any person or entity located in Cuba, Sudan or Syria.

Please refer to the Response to Comment 1 in the Company’s response letter dated June 19, 2013, under “Company’s Services” as reminder of our business model and revenue sources. The only possible contact the Company may have with an operator in Cuba, Sudan or Syria is (1) if the

Syniverse Technologies 8125 Highwoods Palm Way, Tampa, FL 33647-1765 Tel + 1 813.637.5915 Fax +1 813.637.5882 laura.binion@syniverse.com subscribers of the Company’s customer(s) are roaming on non-customer, mobile operators in Cuba, Sudan or Syria (DCH and FCH services), or (2) if the subscribers of a mobile operator from (i.e., persons resident of) Cuba, Sudan or Syria are roaming on the Company’s customer’s network (only DCH services). In these cases, the Company is generating revenue from its customers due to its customers’ interaction with mobile network operators in these countries.

Please be advised that while the Company used its best efforts to come up with approximate dollar amounts of revenue in connection with the indirect scenarios above, the amounts provided by the Company are conservative estimates, and may overstate the respective amounts, as the Company’s fee and contract structure for its customers make it difficult, if not impossible, to determine precisely the Company’s revenue stream on the basis requested by the Staff in relation to the countries of concern. Generally, the fees paid to the Company by the Company’s customers for FCH and DCH services are not contingent upon the countries in which roaming calls take place or upon the nationalities (or operators) of roaming subscribers. The Company only facilitates billing for its customers, and the Company’s customers directly bill their roaming operators in foreign countries. For those reasons, the Company does not maintain or analyze its revenues in the manner requested by the Staff and was compelled to derive the estimates below solely to respond to the Staff’s request.

Fiscal period ending	Indirect revenue attributed to Cuba, Sudan and Syria	% of Total Revenue
12/31/2010	$47,128	0.007%
12/31/2011	$53,026	0.007%
12/31/2012	$57,502	0.008%
03/31/2013	$24,111	0.013%

From this analysis it is evident that the Company’s indirect revenues related to the countries of concern are very small and immaterial in relation to Syniverse’s total revenues. In addition, because there is no direct relationship to or interaction with operators in these countries, the services do not create any liability on the part of Syniverse to any person or entity in any of the aforementioned countries of concern. It is for these reasons that the Company concluded that there was no required disclosure in the Company’s Exchange Act reports. Moreover, the services described at all times have fully complied with applicable U.S. laws.

MACH Acquisition

As mentioned in the Company’s response letter dated June 19, 2013, the Company recently completed its acquisition of MACH. The Company is aware that MACH has at least some contractual relationships with operators in the aforementioned countries, including with Empresa de Telecomunicaciones de Cuba, S.A. However, the Company is still in the process of reviewing those and other contracts that the Company assumed from the acquisition and is starting to construct a roadmap for the the integration and implementation of the newly acquired business. It is the Company’s understanding and belief that all of MACH’s contracts assumed through the acquisition comply with all applicable U.S. laws, but it is premature at this point to state conclusively how much impact, if any, the recent MACH acquisition may have on the

Company’s disclosures or any relationships with Cuba, Sudan or Syria. The Company assures the SEC it will report all actual and anticipated material relationships with the aforementioned countries as required in future Exchange filings.

* * *

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Laura E. Binion
Laura E. Binion
General Counsel

3